AB 3/5

10029479

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 47857 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A C N Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, Suite 1600
(No and Street)

New York (City) | New York (State) | 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Simon Taylor (212) 327-2640
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) | Northridge (City) | CA (State) | 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/6

## OATH OR AFFIRMATION

I, Simon Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A C N Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Oregon
County of Clackamas
Subscribed and sworn to (or affirmed) to before me on this 17 day of February, 2010,
by Simon Taylor
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Amber E. Nothwang
Notary Public

OFFICIAL SEAL
AMBER E NOTHWANG
NOTARY PUBLIC-OREGON
COMMISSION NO. 414840
MY COMMISSION EXPIRES MARCH 1, 2011

Simon Taylor
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ACN Securities Inc.

## Report Pursuant to Rule 17a-5 (d)

## Financial Statements

## For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
ACN Securities Inc.:

We have audited the accompanying statement of financial condition of ACN Securities Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACN Securities Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered losses from operations and minimal revenue which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 17, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

**ACN Securities Inc.**
**Statement of Financial Condition**
**December 31, 2009**

**Assets**

| | | |
|---|---|---|
| Cash | $ | 6,877 |
| Deposits | | 291 |
| Investment, not readily marketable | | 3,300 |
| **Total assets** | $ | 10,468 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| **Liabilities** | | |
| Income taxes payable | $ | 54 |
| **Total liabilities** | | 54 |
| Commitments and contingencies | | |
| **Stockholder's equity** | | |
| Common stock, $0.01 par value, 200 shares authorized, 10 shares issued and outstanding | | - |
| Additional paid-in capital | | 119,632 |
| Accumulated deficit | | (109,218) |
| **Total stockholder's equity** | | 10,414 |
| **Total liabilities and stockholder's equity** | $ | 10,468 |

*The accompanying notes are an integral part of these financial statements.*

**ACN Securities Inc.**
**Statement of Operations**
**For the Year Ended December 31, 2009**

| | |
|---|---|
| **Revenues** | $ - |
| **Expenses** | |
| Communications | 500 |
| Occupancy and equipment rental | 1,604 |
| Professional fees | 9,983 |
| Other operating expenses | 2,980 |
| **Total expenses** | 15,067 |
| **Net income (loss) before income tax provision** | (15,067) |
| **Income tax provision** | 54 |
| **Net income (loss)** | $ (15,121) |

*The accompanying notes are an integral part of these financial statements.*

**ACN Securities Inc.**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended December 31, 2009**

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| **Balance at December 31, 2008** | $ - | $ 103,607 | $ (94,097) | $ 9,510 |
| Proceeds from paid-in capital | - | 16,025 | - | 16,025 |
| Net income (loss) | - | - | (15,121) | (15,121) |
| **Balance at December 31, 2009** | $ - | $ 119,632 | $ (109,218) | $ 10,414 |

*The accompanying notes are an integral part of these financial statements.*

**ACN Securities Inc.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2009**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ (15,121) |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in assets: | | |
| Deposits | $ (131) | |
| Increase (decrease) in liabilities: | | |
| Income taxes payable | (275) | |
| Total adjustments | | (406) |
| **Net cash provided by (used in) operating activities** | | (15,527) |
| **Net cash provided by (used in) in investing activities** | | - |
| **Cash flow from financing activities:** | | |
| Proceeds from additional paid-in capital | 16,025 | |
| **Net cash provided by (used in) financing activities** | | 16,025 |
| **Net increase (decrease) in cash** | | 498 |
| **Cash at beginning of year** | | 6,379 |
| **Cash at end of year** | | $ 6,877 |

**Supplemental disclosure of cash flow information:**

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ - |
| Income taxes | $ 329 |

*The accompanying notes are an integral part of these financial statements.*

**ACN Securities Inc.**
**Notes to Financial Statements**
**December 31, 2009**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

ACN Securities Inc.("the Company") is a wholly owned subsidiary of Angel Capital Network Inc., a California corporation ("ACN, Inc"). In 2000, ACN Inc. acquired the 99.9% Partnership interest in Crimson Capital Securities, a "General Partnership" and the holder of a broker-dealer license. A newly formed subsidiary, "ACN Securities Inc." acquired all the outstanding shares of Carlyle USA Inc., which held a 0.1% partnership interest as "The General Partner of Crimson Capital". A plan of merger was then executed whereby ACN Securities Inc. was merged into Carlyle USA Inc. ACN Inc. then transferred its Partnership interest in Crimson Capital Securities to Carlyle USA Inc. Immediately after the merger, Carlyle USA Inc. changed its name to ACN Securities Inc., Crimson Capital Securities was dissolved, and all of its assets were distributed to its sole partner, ACN Securities Inc., including the broker dealer license.

The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged to provide private placement of securities, mergers, acquisitions, and other financial advisory services. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**(Continued)**

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

## Note 2: INCOME TAXES

The income tax provision of $54 for the year ended December 31, 2009, includes the New York State tax of $25 and New York City minimum tax of $29.

The Company has available at December 31, 2009, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $14,441, that expires as follows:

| Amount of unused operating loss carry-forwards | Expiration during the year ended December 31, |
|---|---|
| $ 10,167 | 2021 |
| 5,352 | 2022 |
| 27,604 | 2023 |

**Note 2: INCOME TAXES**
**(Continued)**

| | | |
|---|---|---|
| $ | 3,238 | 2024 |
| | 7,431 | 2025 |
| | 7,377 | 2026 |
| | 19,980 | 2028 |
| | 15,121 | 2029 |
| $ | 96,270 | |

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

**Note 3: INVESTMENT, NOT READILY MARKETABLE**

Investment, not readily marketable consists of a voting trust certificate for shares of NASDAQ Stock Market, Inc., which is carried at its cost of $3,300. The Company considers this investment as a non-allowable asset for net capital purposes. For conservative reasons and other concerns, the Company does not record this investment at fair market value.

**Note 4: OCCUPANCY EXPENSE**

Current year occupancy expense consists of the following:

| | | |
|---|---|---|
| Office Rent | $ | 1,604 |

**Note 5: COMMITMENTS AND CONTINGENCIES**

*Going-Concern*

The Company has no revenue for the year ended December 31, 2009. This inactivity has resulted in a substantial operating loss which brings into question the Company's ability to continue as a going concern. The Parent will continue to fund the operations of the Company for the forseeable future.

## Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

| SFAS/ASC No. | Title | Effective Date |
|---|---|---|
| SFAS 141(R)/ ASC 805 | Business Combinations | After December 15, 2008 |
| SFAS 157/ ASC 820 | Fair Value Measurements | November 15, 2008 |
| SFAS 161/ ASC 815 | Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 | After December 15, 2008 |
| SFAS 165/ ASC 855 | Subsequent Events | June 6, 2009 |
| SFAS 166*/ ASC 860 | Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140 | After November 15, 2009 |
| SFAS 167*/ ASC 810 | Amendments to FASB Interpretation No. 46(R) | After November 15, 2009 |

## Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

**(Continued)**

| | | |
|---|---|---|
| SFAS 168/ ASC 105 | The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162 | After September 15, 2009 |

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $6,823 which was $1,823 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($54) to net capital was 0.01 to 1, which is less than the 15 to 1 maximum allowed.

## Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $54 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 6,877 |
| Adjustments: | | |
| Accumulated deficit | $ (54) | |
| Total adjustments | | (54) |
| Net capital per audited statements | | $ 6,823 |

**ACN Securities Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2009**

| | | | | |
|---|---|---|---|---|
| **Computation of net capital** | | | | |
| Common stock | $ | - | | |
| Additional paid-in capital | | 119,632 | | |
| Accumulated deficit | | (109,218) | | |
| **Total stockholder's equity** | | | $ | 10,414 |
| Less: Non-allowable assets | | | | |
| Deposits | | (291) | | |
| Investment, not readily marketable | | (3,300) | | |
| **Total non-allowable assets** | | | | (3,591) |
| **Net capital** | | | | 6,823 |
| **Computation of net capital requirements** | | | | |
| Minimum net capital requirements | | | | |
| 6 2/3 percent of net aggregate indebtedness | $ | 4 | | |
| Minimum dollar net capital required | $ | 5,000 | | |
| Net capital required (greater of above) | | | | (5,000) |
| **Excess net capital** | | | $ | 1,823 |
| Ratio of aggregate indebtedness to net capital | | 0.01 : 1 | | |

There was a difference of $54 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009. See Note 8.

**ACN Securities Inc.**
**Schedule II - Computation for Determining of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2009**

A computation of reserve requirements is not applicable to ACN Securities Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

*See independent auditor's report*

**ACN Securities Inc.**
**Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2009**

Information relating to possession or control requirements is not applicable to ACN Securities Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

**ACN Securities Inc.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended December 31, 2009**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
ACN Securities Inc.:

In planning and performing our audit of the financial statements of ACN Securities Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 17, 2010